Mail Stop 3561

April 4, 2008

Indra K. Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

      Re: PepsiCo, Inc.
              Form 10-K for Fiscal Year Ended
              December 29, 2007
              Filed February 15, 2008
              File No. 001-01183

Dear Ms. Nooyi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel and
              Health Care Services